                        DEKALB GENETICS CORPORATION LOGO

                                  May 15, 1998

    Fellow Shareholders:

     We are pleased to inform you that DEKALB Genetics Corporation has entered into an Agreement and Plan of Merger with Monsanto Company, pursuant to which a wholly owned subsidiary of Monsanto has commenced a tender offer to purchase all of the outstanding shares of Class A and Class B Common Stock of DEKALB for $100 per share in cash. The tender offer will be followed by a merger in which any shares of Class A or Class B Common Stock not tendered pursuant to the tender offer will receive $100 per share in cash or the highest price paid per share pursuant to the tender offer. As a result of the merger, DEKALB will become a wholly owned subsidiary of Monsanto.

     The Board of Directors of DEKALB has determined that the Monsanto tender offer and the merger are fair to and in the best interests of DEKALB and its shareholders and recommends that shareholders accept the Monsanto offer and tender their shares of Common Stock pursuant to it.

     Enclosed are the Monsanto Offer to Purchase, dated May 15, 1998, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

     The Board of Directors and the management and employees of DEKALB thank you for your support.

                                          Sincerely,

                                          BRUCE P. BICKNER

                                          Bruce P. Bickner
                                          Chairman of the Board and
                                          Chief Executive Officer